UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                              inTEST Corporation
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                               (Name of Issuer)

                         Common Stock, par value $0.01
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                        (Title of Class of Securities)

                                  461147 10 0
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                                 (CUSIP Number)

                                December 31, 1999
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              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule  is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.
OMB Number:  3235-0145
Expires:  August 31, 1999

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
                                SCHEDULE 13G/A
                                Amendment No. 2

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CUSIP No. 461147 10 0
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1.    Names of Reporting Person:
      I.R.S. Identification Nos. of above person (entities only):

      Daniel J. Graham
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
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3.    SEC Use Only
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4.    Citizenship or Place of Organization      U.S.A
-------------|----|-----------------------------------------------------------
             | 5. | Sole Voting Power
             |    | 	    311,260
  Number of  |----|-----------------------------------------------------------
   Shares    | 6. | Shared Voting Power
Beneficially |    |          35,300
  Owned by   |----|-----------------------------------------------------------
    Each     | 7. | Sole Dispositive Power
  Reporting  |    |         311,260
 Person With:|----|-----------------------------------------------------------
             | 8. | Shared Dispositive Power
             |    |          35,300
-------------|----|-----------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                           346,560
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10.   Check if the Aggregate Amount in Row(9) Excludes Certain
      Shares (See Instructions)                                   [ ]
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11.   Percent of Class Represented by Amount in Row (9)

             5.3%
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12.   Type of Reporting Person (See Instructions)

             IN
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                                                                 PAGE 2 OF 4

                               SCHEDULE 13G/A
                               Amendment No. 2



     This Amendment No. 2 amends the Schedule 13G dated February 10, 1998, as previously amended by Amendment No. 1 (the "Original Schedule 13G") of Daniel J. Graham filed with respect to the Common Stock, par value $0.01, of inTEST Corporation, a Delaware corporation, and is filed in accordance with 17 C.F.R. Sec. 240.13d-2(b) to report changes in the information reported in the Original Schedule 13G as of December 31, 1999. Except as disclosed herein, there has been no change in the information reported in the Original Schedule 13G.



ITEM 4.  OWNERSHIP

         See Items 5 through 9 and 11 of cover page.



ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Subject to the disclaimer of beneficial ownership set forth in Footnote 2, hereof, the reporting person hereby reports beneficial ownership of the following:

     Reporting Person         No. Of Shares          Percent
     ----------------         -------------          -------
     Daniel J. Graham          346,560 (1)(2)          5.3%

     ------------
     (1) Includes 4,300 shares owned of record by a child residing with the reporting person who has the right to receive the dividends from or proceeds from the sale of such securities.

     (2) Includes 31,000 shares owned of record by the reporting person's spouse who has the right to receive the dividends from or proceeds from the sale of such securities. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, the reporting person disclaims beneficial ownership of 31,000 shares of the Issuer's common stock which are owned by the reporting person's spouse.


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

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    2/14/2000                            /s/Daniel J. Graham
-------------------                     ------------------------------
     Date                                 Daniel J. Graham
                                          Senior Vice President and
                                            Vice Chairman



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